BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2

TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Company")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta T2P 3H7

Tel: (403) 262-1838

Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on April 13, 2005.

Item 3 - News Release

A News Release was issued on April 14, 2005 via Canada News Wire.

Item 4 - Summary of Material Change

Birch Mountain has been approved for listing on the American Stock Exchange (AMEX). Trading will commence, under the trading symbol BMD, on Thursday, April 21, 2005.

Item 5 - Full Description of Material Chang

Birch Mountain has been approved for listing on the American Stock Exchange (AMEX). Trading will commence, under the trading symbol BMD, on Thursday, April 21, 2005.

"We are very pleased with our listing on the American Stock Exchange. We view this as a milestone event in Birch Mountain's evolution. The AMEX listing has been undertaken to improve the accessibility and liquidity of the shares, as well as broaden the potential exposure to capital markets. In addition, we believe the AMEX listing will increase our visibility in the financial community and our industry as we strive to execute our growth strategy and build an outstanding company," said Doug Rowe, President and Chief Executive Officer.

This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on AMEX, and may be rescinded if the Company is not in compliance with such standards.

Based in Calgary, Birch Mountain is dedicated to developing the industrial mineral and precious metals potential of our Athabasca mineral property, centred in the oil sands area of northeastern Alberta. Our Industrial Minerals Division expects to initiate sales of high-quality limestone aggregates in 2005, and quicklime and related products in 2008, for construction and operation of the oil sands industry.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Douglas J. Rowe, President and Chief Executive Officer

        Telephone: (403) 262-1838

        Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 14th day of April, 2005.